FREE WRITING PROSPECTUS
Filed pursuant to Rule 433
Registration Statement No.  333-213781
Relating to Preliminary Prospectus Supplement

Dated September 28, 2017

PRICING TERM SHEET

HÖEGH LNG PARTNERS LP

8.75% Series A Cumulative Redeemable Preferred Units

(Liquidation Preference $25.00 per unit)

Issuer:	Höegh LNG Partners LP
Securities Offered:	8.75% Series A Cumulative Redeemable Preferred Units (the “Series A Preferred Units”).
Number of Units:	4,000,000 Series A Preferred Units.
Number of Option Units:	600,000 Series A Preferred Units.
Public Offering Price:	$25.00 per unit; $100,000,000.00 total (assuming no exercise of the underwriters’ option to purchase additional units).
Underwriting Discounts:	$0.7875 per unit; $3,150,000.00 total (assuming no exercise of the underwriters’ option to purchase additional units).
Maturity Date:	Perpetual (unless redeemed by the issuer on or after October 5, 2022).
Ratings:	The Series A Preferred Units will not be rated.
Trade Date:	September 28, 2017
Settlement Date:	October 5, 2017 (T+5)
Liquidation Preference:	$25.00 per Series A Preferred Unit, plus accumulated and unpaid distributions.
Distribution Rate:	8.75% per annum of the $25.00 per unit liquidation preference (equivalent to $2.1875 per annum per unit).
Distribution Payment Dates:	Quarterly on the 15th day of February, May, August and November, of each year. The initial distribution on the Series A Preferred Units will be payable on February 15, 2018 in an amount equal to $0.78993 per unit.
Optional Redemption:	At any time on or after October 5, 2022, the issuer may redeem, in whole or in part, out of amounts legally available therefor, the Series A Preferred Units at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared.
CUSIP/ISIN:	Y3262R 118 / MHY3262R1181
Joint Bookrunners:	Morgan Stanley & Co. LLC UBS Securities LLC Stifel, Nicolaus & Company, Incorporated
Co-Manager:	ABN AMRO Securities (USA) LLC
Listing:	The issuer intends to file an application to list the Series A Preferred Units on the NYSE under the symbol “HMLP PRA” If the application is approved, trading of the Series A Preferred Units on the NYSE is expected to commence within 30 days after their original issue date.

ADDITIONAL INFORMATION:

All information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the Series A Preferred Units and is not soliciting an offer to buy the Series A Preferred Units in any jurisdiction where the offer or sale is not permitted.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriters or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling or contacting Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, telephone (866) 718-1649; Attn: Prospectus Department; UBS Securities LLC, 1285 Avenue of the Americas, New York, NY 10019, Attn: Prospectus Department, telephone (888) 827-7275; or Stifel, Nicolaus & Company, Incorporated, One South Street, 15th Floor, Baltimore, MD 21202, Attn: Syndicate Department, telephone (855) 300-7136.

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED, SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.